Northern Dynasty: Pebble Partnership achieves settlement with US Environmental Protection Agency
Pebble Project restored to normal course permitting under Clean Water Act

VANCOUVER – May 12, 2017 - Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that its wholly-owned subsidiary, Alaska-based Pebble Limited Partnership ("Pebble Partnership" or "PLP"), and the US Environmental Protection Agency ("EPA") have reached a settlement agreement with respect to the parties’ longstanding legal dispute over the federal agency’s pre-emptive regulatory action under Section 404(c) of the Clean Water Act.

Under the terms of the settlement agreement, EPA has agreed the Pebble Project can proceed into normal course permitting under the Clean Water Act and National Environmental Policy Act. In particular, EPA has agreed it will not file a Recommended Determination under CWA 404(c) until a final Environmental Impact Statement (“EIS”) for the Pebble Project has been completed by the US Army Corps of Engineers (the “Corps”) – so long as that occurs within a period of four years following the settlement agreement and PLP files permit applications within 30 months of the date of the settlement agreement. EPA has further agreed to initiate a process to propose to withdraw the Proposed Determination it issued under CWA 404(c) in July 2014. In return, the Pebble Partnership has agreed to terminate permanently and with prejudice two lawsuits it brought against EPA: an action under the Federal Advisory Committee Act and an action under the Freedom of Information Act.

“From the outset of this unfortunate saga, we’ve asked for nothing more than fairness and due process under the law – the right to propose a development plan for Pebble and have it assessed against the robust environmental regulations and rigorous permitting requirements enforced in Alaska and the United States,” said Ron Thiessen, President & CEO. “Today’s settlement gives us precisely that, the same treatment every developer and investor in a stable, first world country should expect.”

Northern Dynasty and the Pebble Partnership expressed their gratitude to EPA Administrator Scott Pruitt and President Trump for their commitment to the rule of law, and the fair and equal treatment of those who would invest in job-creating industries in America. The Company also thanked members of US Congress and the Alaska State Legislature who helped in achieving the goal of due process for Pebble – in particular, members of the House Committee on Science, Space & Technology, House Committee on Oversight & Government Reform and Senate Committee on Environment & Public Works.

“The Pebble Partnership will advance a progressive mine plan, including mitigation, to be assessed by objective, expert regulators at the US Army Corps of Engineers and a raft of other federal and state agencies – including EPA”, Thiessen said.

“Not only are we no longer facing extraordinary development restrictions at Pebble, we will also be assured a fair and predictable permitting review of our proposed development plan. The Corps-led EIS will be prepared by independent, third party experts to ensure that decisions are based on objective science, and that public and stakeholder participation is comprehensive and meaningful.”

Thiessen said the Pebble Partnership has been advancing planning for a smaller project design at Pebble than previously considered, and one that incorporates significant environmental safeguards.

“It will be a busy and exciting year for Pebble and Alaska,” confirmed Pebble Partnership CEO Tom Collier. “Not only will we be rolling out a project that is smaller, with demonstrable environmental protections, we will also be announcing a number of new initiatives to ensure our project is more responsive to the priorities and concerns of Alaskans.

“We know the Pebble Project must not only protect the world-class fisheries of Bristol Bay, it must also benefit the people of the region and the state in a meaningful way. It is our intent to demonstrate how we will meet those goals in the period ahead.”

Collier said a return to an objective, science-based and predictable permitting process at Pebble will bode well for future resource investment in Alaska and the US.

“Resource investors do not have an expectation that we will always receive development permits or always receive them on the terms we would prefer, but we do have an expectation of fair treatment under the law, and that science, not politics, should guide permitting decisions,” Collier said.

Investor Conference Call Details

Northern Dynasty will host a conference call today, May 12, 2017, at 11:00 AM Eastern Time to discuss the EPA settlement and the Pebble Project.

Investors can participate in the conference call by:

Webcast: http://event.on24.com/wcc/r/1427716-1/555FD3FD583595BBA5220FB0C9D12EF6

Telephone: (877) 245-7303 in Canada and the USA or (478) 219-0731 international.

Passcode for the call is 22904301.

A presentation will also be available by going to the Northern Dynasty’s corporate website at www.northerndynastyminerals.com.

Please go to the website at least 15 minutes prior to the call to register, download and install any necessary audio software.

A replay of the webcast will be available on the Investors page of Northern Dynasty’s website beginning at 2:00 PM Eastern Time on May 12, 2017, through 11:59 PM Eastern Time on June 12, 2017.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Canadian Media Contact:	US Media Contact:
Ian Hamilton	Dan Gagnier
DFH Public Affairs	Gagnier Communications
(416) 206-0118 x.222	(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.